UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

J. Alexander’s Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46609J106

(CUSIP Number)

MARIO D. CIBELLI

C/O Marathon Partners Equity Management, LLC

One Grand Central Place

60 East 42nd Street, Suite 2306

New York, New York 10165

(212) 490-0399

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 6, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Marathon Partners Equity Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		920,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

920,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

920,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Mario D. Cibelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		920,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

920,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

920,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Marathon Focus Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		120,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

120,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Cibelli Research & Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		120,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

120,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 46609J106

1	NAME OF REPORTING PERSON

Marathon Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		800,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 46609J106

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Partners LP and Focus Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 800,000 Shares beneficially owned by Partners LP is approximately $8,184,184, excluding brokerage commissions. The aggregate purchase price of the 120,000 Shares beneficially owned by Focus Fund is approximately $1,225,098, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 6, 2017, Marathon Partners delivered a third letter to the Issuer’s board of directors (the “Board”) following its review of the amended preliminary merger proxy statement (the “Proxy”) filed by the Issuer on November 17, 2017 in connection with the Special Meeting of Shareholders that will be held to consider the proposed merger (the “Transaction”) between the Issuer and 99 Restaurants, LLC (“99 Restaurants”). In the letter, Marathon Partners reiterated its strong opposition to the Transaction based on the Board’s conflicts of interest and the Transaction’s increasingly incompatible economic terms. As such, Marathon Partners believes that the Transaction is not in the best interests of shareholders and raised concerns including significant industry headwinds, unrealistically ambitious projections, and its belief that likely third party interest in the Issuer is being stymied by the unusual, entrenching no-shop provision that the Issuer unnecessarily agreed to in the Merger Agreement.

Marathon Partners noted the continued deterioration of 99 Restaurants’ financial performance based on its declining year-over-year guest traffic, down 2.1% versus last year, and identified its price-sensitive customer base as a major vulnerability given its low average check size and the rising labor costs in the industry. Marathon Partners also highlighted 99 Restaurants’ inability to meaningfully increase guest check size over the past decade.

Marathon Partners stated that 99 Restaurants is poorly positioned to adapt effectively to headwinds facing the casual dining industry, such as changes in dining habits, industry overcapacity and rising labor costs. Marathon Partners estimated that labor inflation alone would set 99 Restaurants’ operating profits back by $3 million to $4.5 million in 2018, absent other mitigating factors, thereby reducing its EBITDA and operating income by 14% and 24%, respectively, at the midpoint versus estimated 2017 results.

Marathon Partners cited the overly optimistic revenue projections for 99 Restaurants, noting that it would need to grow sales by 10% in Q4 2017 to meet management’s 2017 revenue projections, an increasingly challenging target in light of slowing sales growth at existing restaurants.

Marathon Partners further stated that if the Transaction is voted down by shareholders, it is confident that third-party sponsors would likely approach the Issuer to inquire about a potential buyout. Marathon Partners believes that an arms-length transaction with a third party acquirer would yield a much better outcome for shareholders compared to the Issuer relinquishing control of J. Alexander’s in exchange for a poorly positioned and profit-challenged casual dining concept such as 99 Restaurants.

7

CUSIP NO. 46609J106

Marathon Partners raised a series of questions to the Board after being deprived of the opportunity to do so during the Issuer’s Q3 2017 earnings call. Marathon Partners asked the Board:

•	What level of inflation in restaurant labor and related costs is management projecting for 2018?
•	With less than 30 days remaining in Q4 2017, is 99 Restaurants still on track to meet management’s revenue estimates provided in the proxy, and if not, will the projections for 2017 and beyond be reduced?
•	If these financial projections are reduced, will J. Alexander’s provide its shareholders with new projections before they vote on the Transaction?
•	Why did management of J. Alexander’s find it necessary to engage FNF/CHI in such a lucrative, $500,000 per month, Transition Services Agreement?

Marathon Partners concluded the letter by stating that value-protecting instruments such as contingent value rights should be offered to shareholders to induce them to support the Transaction.

The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 14,695,176 Shares outstanding, which is the total number of Shares outstanding as of November 8, 2017 as reported in in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

A.	Marathon Partners
(a)	Marathon Partners, as the investment manager of each of Partners LP and Focus Fund, and the general partner of Partners LP, may be deemed the beneficial owner of the (i) 800,000 Shares owned by Partners LP and (ii) 120,000 Shares owned by Focus Fund.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 920,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 920,000

(c)	Marathon Partners has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Focus Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
8

CUSIP NO. 46609J106

B.	Mr. Cibelli
(a)	Mr. Cibelli, as the managing member of each of Cibelli Research and Marathon Partners, may be deemed the beneficial owner of the (i) 800,000 Shares owned by Partners LP and (ii) 120,000 Shares owned by Focus Fund.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 920,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 920,000

(c)	Mr. Cibelli has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Focus Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Focus Fund
(a)	As of the close of business on December 5, 2017, Focus Fund beneficially owned 120,000 Shares.

Percentage: Approximately 0.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 120,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 120,000

(c)	The transactions in the Shares by Focus Fund since the filing of Amendment No.1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Cibelli Research
(a)	Cibelli Research, as the general partner of Focus Fund, may be deemed the beneficial owner of the 120,000 Shares owned by Focus Fund.

Percentage: Approximately 0.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 120,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 120,000

(c)	Cibelli Research has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Focus Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
9

CUSIP NO. 46609J106

E.	Partners LP
(a)	As of the close of business on December 5, 2017, Partners LP beneficially owned 800,000 Shares.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 800,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 800,000

(c)	Partners LP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Board of Directors, dated December 6, 2017.

10

CUSIP NO. 46609J106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2017

Marathon Partners L.P.

By:	Marathon Partners Equity Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Focus Fund L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Cibelli Research & Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners Equity Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

/s/ Mario D. Cibelli
MARIO D. CIBELLI

11

CUSIP NO. 46609J106

SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Marathon Focus Fund L.P.

Sale of Common Stock	(200)	10.8000	10/24/2017
Sale of Common Stock	(100)	10.8000	10/27/2017
Purchase of Common Stock	1,300	10.5308	10/31/2017